GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

26 May 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

GKN PLC

Dear Sirs,

GKN plc - agreement in principle to sale of 50% of shareholding in AgustaWestland

For your information I enclose a copy of the above announcement.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc.

For immediate release 26 May 2004

GKN agrees in principle sale of 50% shareholding in AgustaWestland

GKN plc of the UK today announces that it has reached agreement in principle by the signature of a Heads of Agreement (HOA) with Finmeccanica S.p.A. of Italy for the sale of GKN's 50% shareholding in AgustaWestland, the helicopter joint venture which was established in 2001.

Under the terms of the HOA, Finmeccanica will acquire GKN's interests in the joint venture for a cash consideration of £1,063.5 million. This includes the transfer of the property assets of the Yeovil site.

Kevin Smith, Chief Executive of GKN plc, said:

"AgustaWestland has created tremendous value for its shareholders. Today's agreement allows each of us to take advantage of that value. It is the right price at the right time.

"For GKN this transaction delivers cash proceeds of more than £1 billion and represents a gain over the carrying value of AgustaWestland of around £800 million with minimal tax impact.

"This is a transforming move for GKN. We will use the proceeds of the sale to reduce debt and to continue the strategic development of the Group, including further selective acquisitions in automotive and aerospace - enabling us to deliver enhanced value for our shareholders.

"As we announced at our Annual General Meeting last week we may take the opportunity of temporarily buying some shares into treasury which will be earnings enhancing for shareholders.

"There will be temporary dilution of earnings but we are confident that our strategy will rapidly restore earnings to a growth path."

The consideration of £1,063.5 million includes a sum of £35 million which will be held in escrow and will be repaid to Finmeccanica in the event that the contract for Future Lynx is not placed by the UK Ministry of Defence by the end of 2005.

GKN and Finmeccanica expect to enter into definitive agreements in the near future and to achieve completion of the transaction, which will be subject to GKN shareholder approval and regulatory approvals, by the year end.

Further enquiries: GKN Corporate Communications
+ 44 (0) 20 7463 2354

Editors' notes:

In 2003, AgustaWestland was the world's second largest helicopter company by reported revenue. GKN's 50% share of its sales was £876 million and of operating profit before goodwill amortisation was £102 million. At 31 December 2003 the net assets which are the subject of the transaction had a carrying value of £223 million, which excludes £100 million goodwill written off to reserve on acquisition.

There will be a conference call for analysts and investors at 12.30 pm today.

The dial in number is + 44 (0) 20 7162 0196.

The conference call will also be accessible as a webcast which will be available on the GKN website, www.gknplc.com, from approximately 12.25 pm.

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

26 May 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc - Directors' Interests in Shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc.

Announcement by GKN plc

Directors' Interests in Shares

GKN plc (the 'Company') was informed today that the following Directors of the Company had 50p Ordinary Shares of the Company purchased on their behalf on 21 May 2004.

The shares were purchased under the GKN Dividend Reinvestment Plan in respect of the final dividend for the year ended 31st December 2003 at a price of 222.13p per share.

Director	Number of Shares purchased	Total holding following this notification
Mr. R.J. Clowes	6,130	187,429
Mr. R.W. Etches	2,333	69,430
Mr. I.R. Griffiths	3,610	107,442

Grey Denham
Secretary

24 May 2004